Exhibit 99.1

Bitfarms Welcomes Investors to Meet the Management Team and Tour its Operating Facilities on June 22

- Analyst and Institutional Investor Day Features Senior Management Presentations –

Toronto, Ontario and Brossard, Québec (May 26, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), an industry-leading global Bitcoin self-mining company, will host an Analyst and Institutional Investor Day on June 22, 2022, both online and in-person in Montreal. Attendees will see Bitcoin being mined in real-time and experience first-hand why Bitfarms is one of the best-run miners in the industry.

The webcast portion of the event will begin at 8:00 AM ET and wrap up around 9:15 AM ET. In-person attendees will then embark on a tour of Bitfarms’ largest state-of-the-art facilities, The Bunker and Leger. The excursion will end by 4:00 PM ET with attendees dropped off at the airport.

Founder and Executive Chairman Nicolás Bonta and Founder and CEO Emiliano Grodzki will kick off the event and introduce the senior management team. President and Chief Operating Officer Geoff Morphy will lead the presentations by the individual managers followed by an interactive Q&A session. The presentations will address topics covering Bitfarms’ global operations and be led by the following senior executives:

●	Strategic growth and execution - Geoff Morphy, President and COO
●	Industrial scale facilities - Benoit Gobeil, Senior Vice President, Operations and Infrastructure
●	Miner fleet and optimization - Ben Gagnon, Chief Mining Officer
●	Latin American business and opportunities - Damian Luis Polla, General Manager, Latin America Operations
●	Growth and development prospects - Philippe Fortier, Vice President, Special Projects
●	Financing strategy - Jeff Lucas, Chief Financial Officer

In-person attendance requires advanced registration and is available by invitation. For more information, interested parties may contact LHA Investor Relations at bitfarms@lhai.com.

Webcast Registration for the Event

A webcast of the event, along with supporting materials, will be available on the company’s Investor Relations website at Bitfarms IR Events. Interested parties may register for the webcast in advance here:

Webcast Registration - Bitfarms Analyst & Institutional Investor Day

A replay of the webcast and related presentation materials will be made available following the conclusion of the event.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as Venture 50 Winner, placing first in the Technology sector. On April 8, 2022, Bitfarms up-listed from the TSX-V to the TSX.

Operationally, Bitfarms has a diversified production platform with seven industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The information in this release regarding expectations in respect to the success of Bitfarms and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com